UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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LUXFER HOLDINGS PLC

SALFORD, England— BUSINESS WIRE—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its financial results for the three-month and twelve-month periods ended December 31, 2014.

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2014

Results are summarized as follows:

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
Net revenue (excluding surcharge below)	$123.1m	$115.0m	$487.3m	$472.9m
Rare earth chemical surcharge	$0.3m	$1.0m	$2.2m	$8.4m
Revenue	$123.4m	$116.0m	$489.5m	$481.3m
Trading profit	$10.7m	$15.0m	$44.8m	$59.2m
Trading margin	8.7%	12.9%	9.2%	12.3%
Operating profit	$8.2m	$13.2m	$40.9m	$56.5m
Net income	$11.8m	$8.8m	$29.2m	$34.1m
Earnings per share – basic (1) (2)	$0.44	$0.33	$1.09	$1.27
Adjusted net income (3)	$8.6m	$11.1m	$30.9m	$39.8m
Adjusted earnings per share – basic (2)	$0.32	$0.41	$1.15	$1.48
Adjusted earnings per share – fully diluted (2)	$0.32	$0.40	$1.11	$1.42
Adjusted EBITDA (4)	$15.8m	$19.8m	$64.8m	$76.6m
Adjusted EBITDA margin	12.8%	17.1%	13.2%	15.9%
Net cash inflow from operating activities	$16.0m	$7.3m	$23.0m	$37.1m
Net debt (total debt less cash)	$106.8m	$35.4m	$106.8m	$35.4m
Total equity – book value (net assets)	$175.4m	$191.7m	$175.4m	$191.7m
£0.50 ordinary shares outstanding – weighted average	27.0m	26.8m	26.9m	26.8m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.

(2)	Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014 and change in ADR ratio on June 9, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS. The ADS are listed on the NYSE under the ticker LXFR. Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

(3)	Adjusted net income consists of net income adjusted for the post tax impact of non-trading items, including IAS 19 retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred consideration from acquisitions and the amortization on acquired intangibles), restructuring and other income / (expense), gain on purchase of own debt and other share-based compensation charges. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

(4)	Adjusted EBITDA is defined as profit for the period before tax expense, finance income (which comprises interest received and gain on purchase of own debt) and costs (which comprises interest costs, IAS 19 retirement benefits finance charges and the unwind of the discount on deferred consideration from acquisitions), other income (expense) from acquisitions and disposals of businesses, restructuring and other income / (expense), gain on purchase of own debt, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

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CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,

(iii) statements of future economic performance and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission on March 31, 2014. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

Summary of 2014

The Group’s IFRS revenue was $489.5m in 2014, up on $481.3m in 2013. Basic earnings per share for 2014 were $1.09 compared to $1.27 for 2013.

The Group made important strategic advancements not only in developing products for the future, but also in acquiring the two companies that now comprise our new Luxfer Magtech business. This acquisition strengthened our Elektron Division, enabling it to maintain its adjusted EBITDA year on year (see divisional details below) despite weakness in the important U.S. military market.

Luxfer Group’s Gas Cylinders Division faced trading difficulties in key composite cylinder markets in 2014, mainly as a result of external factors, including regulatory delays for customers in its North American self-contained breathing apparatus (SCBA) business, the division’s largest market. In addition, the alternative fuel (AF) market, where we already had faced weaker demand and increased competitive pressures, has been badly impacted by the fall in oil price during the second half of the year.

Key points for each of our two divisions are:

Elektron Division:

The Elektron Division increased revenue to $230.6m from $219.7m. Trading profit was down to $38.9m from $40.2m, and adjusted EBITDA rose to $50.1m from $49.8m. See detailed financials later in this report.

•	The acquisitions that formed Luxfer Magtech Inc. (LMI) have been successfully integrated into the Elektron Division. Several attractive new product and market-development opportunities are being explored, including introducing Luxfer’s proprietary zirconium sorption technologies directly into a new end-market: chemical agent decontamination.

•	The division reported a record year for sales to the aerospace sector, including our patented magnesium alloys.

•	Trading conditions in the European auto-catalysis market remained challenging in 2014 due to increased competition and weakness in the European automotive market, but the rare earth price spike, which brought severe competitive challenges, has receded. Our zirconium business made good progress in other developmental markets, posting larger sales for industrial catalysts and sorption products.

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•	Demand for magnesium powders for military countermeasure flares remained weak due to overstocking in the U.S. market and defense cutbacks to align inventories to peacetime requirements. In response, we laid off a number of employees in our North American powder manufacturing operations.

Gas Cylinders Division:

•	Divisional revenue fell to $258.9m from $261.6m, trading profit was down to $5.9m from $19m and adjusted EBITDA was down to $14.7m from $26.8m. See detailed financials later in this report.

•	U.S. regulatory delays affected the SCBA market throughout the year, with one of our key customers only obtaining approval for their new breathing equipment very late in 2014—too late to have a material positive impact on the year. This contributed to under-utilization of our production capacity, which we have increased in expectation of a rising market, and excess inventories, especially at Luxfer’s large composite cylinder facility in California.

•	Although we re-invigorated sales and marketing efforts, won new customers globally, and improved our large alternative fuel (AF) product offerings, competing in this relatively new sector came with start-up costs and a higher-than-usual degree of risk. Disappointingly, one customer suffered delays in their major virtual pipeline project, which resulted in impairment of their trade receivable of $8.5m to an estimated recoverable amount of $6.5m in our year-end balance sheet. A large number, however, of potential virtual pipeline opportunities exist, and, despite the recent oil price decline, this still appears to be a healthy sector.

•	The fall in the price of oil has impacted the outlook for vehicle conversions to CNG. We are working on a plan to reduce the cost base of our AF production facilities and to address the losses incurred by our AF business units in 2014.

•	Significant AF product development activity took place in 2014. In addition to working on tailoring a variety of bulk gas transportation modules, we designed and launched a new range of Type 4 (polymer-lined) cylinders, initially for vehicular applications, and we developed specialty Type 3 (aluminum-lined) products for hydrogen. We also launched a line of high-performance accessories, including proprietary valves and pressure-relief devices (PRDs).

Strategic product development update:

Magnesium in aircraft interiors – After achieving our first magnesium usage in commercial aircraft seating for a low-volume niche project, we continued working with several seat manufacturers towards establishing a route to market for our aerospace alloys. Prototyping work advanced significantly in 2014 as weight-saving possibilities were demonstrated against conventional aluminum alloys. Further progress was made by the authorities towards completing the process of regulatory acceptance, which should result in simplifying the qualification of seating using our alloys.

Synermag® bioabsorbable medical alloys – Our partner in the biomedical industry reported good progress in 2014, beginning further medical trials of in-body devices. In support of this project, we have now qualified our medical production facilities to the ISO13485 standard for manufacturer of medical devices.

SmartFlow® and Intelligent Oxygen System™ – We made steady progress in 2014, freezing the design of the patented SmartFlow® valve regulator to allow work to commence on the qualification of our new, portable medical oxygen system featuring our ultra-lightweight composite cylinder technology and SmartFlow®. We expect to request CE (Conformité Européenne) approval for the product in the latter part of 2015.

Alternative fuel (AF) containment – We launched a range of Luxfer Type 4 (polymer-lined) composite cylinders, targeting a new sector for Luxfer: the North American class 8 heavy-duty truck market. Early in Q4 we made our first sales of our new 26-inch, neck-mounted lightweight cylinders. We have also developed a range of Luxfer-branded accessory equipment for CNG systems, including in-house-developed proprietary CNG valves and pressure-release devices that are now being marketed with our new cylinder range and our bulk gas transportation modules (see below). Though we have won new customers, we believe that the low oil price will continue having a negative effect on truck conversions in the near term.

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Bulk gas transportation – While our U.S. joint-venture partner is successfully selling small and mid-sized modules, we have improved and extended our product offering of larger gas-containment modules in an effort to increase sales in that sub-sector in North America. For other regions, we have also developed new systems that we believe offer customers a better package, including attractive engineering innovations and new system benefits.

Financial review of the twelve-month period ended December 31, 2014

	TWELVE MONTH PERIOD 2014			TWELVE MONTH PERIOD 2013
	Gas Cylinders $M	Elektron $M	Group $M	Gas Cylinders $M	Elektron $M	Group $M
Revenue	258.9	230.6	489.5	261.6	219.7	481.3
Net revenue (excluding RE surcharge)	258.9	228.4	487.3	261.6	211.3	472.9
Trading profit	5.9	38.9	44.8	19.0	40.2	59.2
Return on Sales% (Trading profit/Revenue)	2.3%	16.9%	9.2%	7.3%	18.3%	12.3%
Adjusted EBITDA(1)	14.7	50.1	64.8	26.8	49.8	76.6
Adjusted EBITDA margin%
(Adjusted EBITDA/Revenue)	5.7%	21.7%	13.2%	10.2%	22.7%	15.9%

(1)	With respect to Adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures” and with respect to Adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

Revenue:

•	On an IFRS-reported basis, revenue for the full year of 2014 was $489.5m compared to $481.3m for the same period of 2013. FX translation differences for the year were a $4.3m gain, and the rare earth surcharge, which decreased by $6.2m to only $2.2m, is now being consolidated back into our normal pricing structures for 2015. Acquisitions added $17.0m, and so other revenue changes were a reduction of $7.1m.

•	Elektron Division revenue was $230.6m for 2014; adjusting out the rare earth surcharge, revenue was $228.4m, up $17.1m from 2013. This net revenue included $14.7m from Luxfer Magtech, acquired at the end of July 2014. FX translation differences were a gain of $2.4m, and thus other changes in revenue net out to $nil.

○	It was a good year for sales of magnesium aerospace alloys, and we won market share in magnesium recycling.

○	U.S. powder sales were down, impacted initially by a production outage at one major customer’s facility due to a serious accident, as well as market demand falling because of an overstocked customer and high U.S. military inventories.

○	Zirconium chemical sales started well in 2014 with major sales of industrial catalysts in Q1. Over the year, new product sales for ‘sorption’ chemical products improved, but sales of autocatalysis products remained weak. Demand from the oil and gas industry also fell and failed to meet growth expectations.

•	Gas Cylinders Division revenue was $258.9m for 2014, down $2.7m on 2013. FX translation differences were a gain of $1.9m, and acquisitions added a further $2.3m, with other revenue changes being a reduction of $6.9m or 2.6%.

○	Composite cylinder sales were down 12.3% or $15.8m, impacted by weaker demand for AF, SCBA, and medical cylinders.

○	Early in the year, widely documented testing issues delayed U.S. regulatory approvals for new SCBA kits for firefighters, affecting our customers’ sales and reducing demand for Luxfer composite cylinders used by the major SCBA manufacturers. It was only in last few weeks of the year that the market returned to any semblance of normality. This contributed to under-utilization of capacity and excess inventory levels, which are now being reduced as sales improve.

○	AF sales and margins suffered as a result of weakened demand for CNG buses in Europe, increased competition and, latterly, the sharp oil-price decrease deterring new investments in CNG truck conversions.

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o	The European composite medical market was also weaker due to tighter government spending and customers seeking to reduce costs through better utilization of existing cylinder assets.

o	Aluminum cylinder sales improved, but not enough to offset composite cylinder sales shortfalls. Aluminum cylinder margins are generally lower than those generated by composite cylinder sales.

Trading profit:

•	Trading profit for 2014 was $44.8m compared to $59.2m for 2013, down 24.3%. With a net contribution of $1.7m from acquisitions, trading profits for our other businesses were down $16.1m.

•	Elektron Division 2014 trading profit was $38.9m, down $1.3m on $40.2m for 2013.

	o	Acquisitions added $2.9m, and profits from existing activities fell $4.2m.

	o	Profits were down primarily due to weakness in the magnesium powders market.

	o	Investment in sales, marketing and technical support for long-term strategic opportunities also increased costs in the year.

	o	Depreciation and amortization costs were $1.6m higher in 2014.

•	Gas Cylinders Division 2014 trading profit was $5.9m, down $13.1m from $19.0m in 2013. Acquired operations incurred losses of $1.2m, and profits from existing operations fell $11.9m.

	o	We incurred $3.1m of asset write-downs in the AF business, with $2m relating to a major customer being potentially unable to meet payments on Luxfer modules supplied for a virtual pipeline contract, along with $1.1m in inventory write downs.

	o	The fall in sales in the composite cylinder side of the business had a major impact on profits.

	o	Under-utilization of composite cylinder facilities also had a significant impact, combined with reducing inventory levels in Q4 2014.

	o	Although some cost savings were achieved later in the year, further cost-saving actions are expected to increasingly reduce costs from Q2 2015 onwards.

Other income statement items

Group adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the twelve-month period was $64.8m compared to $76.6m for the same period in 2013. The fall was all a result of the weaker profit performance in the Gas Cylinders Division, with Elektron Division adjusted EBITDA slightly ahead of 2013.

Restructuring and other expenses were $3.9m for the year, which included the one-off cost of $2.0m for remediation of a historical environmental issue at an Elektron plant in Q4 and $1.9m of restructuring and other costs, mainly relating to cost-saving initiatives in the Gas Cylinders Division. After these costs, operating profit was $40.9m, down from $56.5m for the same period in 2013.

Acquisitions and disposals resulted in a net credit of $4.5m. This includes $1.8m of acquisition costs and a reduction to contingent consideration of $6.3m. This related to the IFRS requirement to debit or credit any re-measurements of contingent consideration in relation to the acquisitions (post their acquisition date) at December, 31, 2014. The contingent consideration decreased and resulted in a credit due to Luxfer Magtech missing a full-year (pre- and post-acquisition) profit trigger, and at Luxfer Utah in the light of our revised expectations of the demand for CNG cylinders.

Profit before tax for 2014 of $36.3m was down $10.4m on 2013. Net income for 2014 was $29.2m, down $4.9m from 2013 or 14.4%.

These adjustments distorted the effective tax rate, reducing it to 19.6% for 2014, compared to 27.0% for 2013, the net gain on acquisitions and disposals not being taxable.

Adjusted net income (as reconciled to net income in Note 4 of this release) for 2014 was $30.9m compared to $39.8m for the same period in 2013. Tax adjustments included in the reconciliation were $2.9m for 2014, and thus the underlying tax on the adjusted net income was $10.0m or an effective rate of 24.0%. This compares to tax adjustments of $2.2m in 2013 and an underlying rate on the adjusted net income of 27.1%. The tax rate has improved as a result of a larger proportion of taxable profits being in the U.K. in 2014.

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Cash flow

Net cash inflow from operating activities for 2014 was $23.0m compared to an inflow of $37.1m for the same period in 2013, with the movement being attributable to lower profits in 2014 and a larger working capital outflow compared to 2013. During the year we built higher levels of working capital for demand that had been anticipated but not realized, particularly in the AF and SCBA markets in the Gas Cylinders business. 2014 was also higher as a result of extended receivables in the Gas Cylinders Division in relation to bulk gas transportation contracts. As demand improved in some markets, however, we were able to start to reduce working capital in Q4 2014.

Investing activities resulted in an outflow of $79.8m for 2014, compared to $33.4m for 2013. The main reason for the increase was $58.0m spent on acquisitions, notably for what is now Luxfer Magtech in the Elektron Division.

Financing activities provided a cash inflow of $42.8m compared to an outflow of $15.7m in 2013. We raised an additional $25m through the issue of new loan notes and also drew down $35.2m on our newly extended banking facilities. $10.8m of dividends were declared and paid in both 2014 and 2013.

Net debt was $106.8m at the end of 2014, up from $35.4m for the end of 2013, which was mainly due to funding the acquisitions through debt. The ratio of net debt to adjusted EBITDA at the end of 2014 was 1.6x compared to 0.5x at the end of 2013.

OUTLOOK

Our Elektron Division remains highly profitable, and with a full year of contribution from our new Luxfer Magtech business (acquired July 29, 2014), and the expectation of improved demand for military powders and modest organic growth elsewhere, we expect an improved result from Elektron even as we continue to invest in the final stages of developing and commercializing our suite of new strategic growth products.

While the SCBA regulatory delays and depressed military powder sales that we suffered in 2014 are expected to improve in 2015, growth in the AF sector depends in great measure on whether and when oil prices rebound sufficiently to make the conversion to CNG much more economically attractive, although for those that have already invested, CNG remains a cheaper alternative to diesel. The AF market is quite diversified and we expect customers that are already committed to CNG fleets will continue to order CNG-powered vehicles. The bulk gas transportation sector still offers major opportunities, selling to gas utilities and logistics companies. Low oil prices will most seriously impact sectors in which there is a material capital cost to converting to natural gas and in which payback arises from the price differential between diesel and natural gas. Because natural gas prices have not fallen nearly as much as diesel prices, the payback period has now been considerably extended. This seems likely to slow the rate at which, for example, class 8 trucks in North America are converted to run on natural gas. With the dramatic reduction in oil and gas exploration, direct sales of gas modules to that industry are likely to remain depressed at least for the near term.

Because of increased AF competition and lower margins, we began reducing overhead costs in this sector in 2014, and the oil-price collapse has compelled us to accelerate these cost-saving programs. We are now considering ways to streamline and consolidate our mixture of organically-grown and acquired facilities to reconfigure our AF business to enable it to withstand lower demand while also retaining a capability to respond to any market recovery. Initial benefits from our efforts to reduce overhead costs are expected to accrue from Q2 2015, but the full process may take the balance of the year as we work to preserve our capabilities and maintain customer service levels.

Our attention to cost reduction will extend beyond the AF business units as we pursue significant improvement in divisional profitability with the objective of returning the Gas Cylinders Division to at least 2012 levels of profitability in 2016. While low AF demand is likely to mean that the first half of 2015 will remain difficult for our Cylinder business, with a major effort on cost reduction, we still expect to improve the trading result over that recorded in 2014.

The current strength of sterling against the euro, which has declined 16% against sterling over the past 24 months, is starting to squeeze profit margins on some of the sales from our U.K. operations. We typically sell in the region of €40 million from the U.K. into the Eurozone, and as the benefit of currency hedges (that currently cover circa 60% of 2015 forecast sales in euros) entered into a year or more ago mature, we are exposed to much less favorable exchange rates. Gas Cylinders Division, selling mainly aluminum cylinders priced in euros is more affected than Elektron. Exports from the U.S. business units, largely composite cylinders, into Europe tend to be priced in U.S. dollars, as most of the competition also prices in dollars.

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We plan to improve cash flow generation in 2015 by reducing inventories across the Group, continuing the progress we made in the latter part of 2014. Because of difficulties in the AF sector, cylinder stocks at the end of 2014 were higher than planned, and the recovery of one major debt ($8.5 million) had to be deferred. Recovery is now unlikely until well into the second half of 2015, and a $2m potential impairment has been recognized in our year-end balance sheet.

Consequently, we have trimmed capital investment plans, and we now expect 2015 expenditure to be in the range of $21m to $24m.

Based on improvements achieved in 2014 and our anticipated mix of profits across the globe, we expect our effective tax rate to be approximately 27% in 2015.

Because of the lag on cost-saving initiatives in Gas Cylinders and weather-related production disruptions at several Elektron facilities, we expect Q1 to be the weakest quarter in 2015. Planned inventory reductions will also impact profit due to lower facility utilizations.

We expect several of our strategic growth projects to make significant progress during 2015, preparing the ground for commercial sales in 2016 and beyond.

Fourth-quarter Results

	FOURTH QUARTER 2014			FOURTH QUARTER 2013
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	65.0	58.4	123.4	64.1	51.9	116.0
Net revenue (excluding RE surcharge)	65.0	58.1	123.1	64.1	50.9	115.0
Trading profit	0.9	9.8	10.7	4.8	10.2	15.0
Return on Sales % (Trading profit/Revenue)	1.4%	16.8%	8.7%	7.5%	19.7%	12.9%
Adjusted EBITDA(1)	3.2	12.6	15.8	6.9	12.9	19.8
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	4.9%	21.6%	12.8%	10.8%	24.9%	17.1%

(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures” and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

Revenue:
•	Group revenue for Q4 2014 at $123.4m was $7.4m higher than Q4 2013. FX translation differences were an adverse $3.4m. The rare earth chemical surcharge was only $0.3m as a result of lower costs. The benefit to Q4 2014 from acquisitions made in the year was $9.1m, with other revenue changes being a $2.4m increase in Q4 2014 when compared to Q4 2013.

•	Gas Cylinders revenue at $65.0m was $0.9m higher than Q4 2013. FX translation differences were an adverse $2.2 m. Acquisitions made in the year added $0.9m of revenue in Q4 2014, and therefore other revenue changes were an improvement of $2.2m or 3.5%.
	o	Superform revenues were improved, mainly on tooling for new contracts.
	o	SCBA improved though sales were partly met through selling cylinders from stock rather than from production.

•	Elektron revenue of $58.4m included $0.3m of rare earth surcharges for Q4 2014 compared to $1m included in the revenue of $51.9m for Q4 2013. Elektron’s net revenue at $58.1m was $7.2m higher than Q4 2013. FX translation differences were an adverse $1.2m. Acquisitions made in the year added $8.2m of revenue in Q4 2014, and therefore other revenue changes were an improvement of $0.2m.

	o	Magnesium recycling and commercial alloy (non-aerospace) sales were stronger in Europe as a result of winning new business.
	o	Demand for magnesium wrought, extruded and sheet products improved.
	o	Zirconium chemical sales were in general weaker, with European demand continuing to be lower than 2013.

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o	Demand for magnesium powders used in countermeasures was also weaker, continuing on from prior quarters in 2014.

Trading profit:

•	Trading profit in Q4 2014 was down by $4.3m to $10.7m from $15.0m in Q4 2013. The main reason was the significant reduction in Gas Cylinders trading profit of $3.9m, with Elektron being only slightly down by $0.4m.

•	Gas Cylinders trading profit was down $3.9m mainly as a result of losses in the alternative fuel side of the business, with other areas of the division performing more reasonably when compared to 2013:
	o	In the alternative fuel business, $3.1m of provisions were made to write-down inventory and receivables. This included a $2.0m provision against the recoverable amount on the receivable for a large virtual pipeline contract, because the customer has encountered financial difficulties due to engineering delays in the commissioning of the pipeline infrastructure.
	o	In general, the oil-price drop in the latter half of 2014 adversely affected our alternative fuel business. Demand for U.S. heavy-duty truck conversions has been impacted and although we managed some production and sales out of our newly-commissioned Type 4 Utah facility, it generated a loss of $0.3m in Q4 2014. The subdued demand and poorer outlook led to a re-measurement of the contingent consideration payable on the Utah acquisition and a credit to the income statement of $1.5m below operating profit in “acquisitions and disposal costs.”
	o	The two largest SCBA customers in the U.S. have now received approvals for their new kits, but to reduce excess inventory we had a shut-down at our U.S. facility over the year-end holiday period. The resulting under-utilization negatively impacted profit by $1.1m.
	o	Some other net cost savings helped offset these negative trading variances.

•	Elektron trading profit was down $0.4m:
	o	Luxfer Magtech added $1.6m in Q4 2014, net of amortization of acquired intangibles of $0.4m. The acquired business’s profitability during 2014 was nevertheless slightly below expectations, which led to $5.0m of contingent consideration on the acquisition no longer being payable. This in turn has resulted in $4.8m being credited back to the income statement below operating profit in “acquisitions and disposal costs” reflecting the estimated fair value of contingent consideration payable.
	o	The division’s profitability, excluding the acquisition benefit, was down $2.0m in Q4 2014 compared to Q4 2013.
	o	Though sales were up in magnesium recycling and commercial alloys, these are lower-margin areas of the business.
	o	The weakness in sales in other specialty areas of zirconium chemicals and countermeasures continued to impact profit.
	o	We also incurred costs on various strategic areas, including higher costs in relation to intellectual property protection.

Other income statement items:

Gross profit was $28.1m for Q4 2014, $1.9m lower than $30.0m for Q4 2013. The gross margin percentage was down from 25.9% to 22.8%. This was a result of receivable and inventory write downs in the Gas Cylinders Division, along with the cost of the under-utilization of Gas Cylinders production facilities.

Distribution costs were similar for Q4 2014 to Q4 2013, but administrative expenses continued to be higher at $15.6m for Q4 2014 compared to Q4 2013 of $13.2m, an increase of $2.4m. We incurred $1.7 m additional costs as a result of the new acquisitions, including the amortization of acquired intangibles. The Elektron Division also incurred higher intellectual property costs in the quarter and continued to incur costs on various longer-term growth initiatives.

Restructuring and other expenses were $2.5m in Q4 2014. In the quarter, we incurred a one-off $2.0m charge in relation to the discovery and clean-up of a historical environmental contamination at one of our Elektron Division facilities. We also charged $0.5m in relation to restructuring costs of the Gas Cylinders Division.

Group operating profit was $8.2m in Q4 2014 (Q4 2013: $13.2m).

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 8

LUXFER HOLDINGS PLC

Adjusted EBITDA for the fourth quarter of 2014 was $15.8m, a decrease of $4.0m or 20.2% from the $19.8m adjusted EBITDA for the fourth quarter of 2013. The fall was mainly in relation to reduced profits in the Gas Cylinders Division.

Operating profit to net income for the period

Acquisition and disposals activity resulted in a credit of $6.3m, which related to the re-measurement of contingent consideration payable on the acquisitions, as further explained above in the divisional analysis. The credit reflects the re-measurement from Q3 2014 to Q4 2014.

The net interest charge for Q4 2014 was in line with the prior year at $1.6m (Q4 2013: $1.6m). The IAS 19 charge was $0.7m for Q4 2014 compared to $1.1m for Q4 2013.

Profit from operations before tax was $12.2m for Q4 2014 (Q4 2013: $10.5m) with Q4 benefitting from the credit due to a revision of the consideration relating to the acquisitions. Tax expense was $0.4m (Q4 2013: $1.7m), and the effective tax rate was 3.3% (Q4 2013: 16.2%). The exceptional credit on the acquisitions is not taxable, being an IFRS accounting adjustment. Even excluding this non-taxable credit, the charge is lower than the previous quarters of 2014 due to a benefit from the utilization of U.K. tax loses and the nature of the funding structure of the acquisitions. The effective rate for the year on underlying adjusted net profits was 24%, and this is explained further above in the full-year results.

Net income in the period was $11.8m (Q4 2013: $8.8m). Adjusting for non-trading items (including IAS 19 retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses, restructuring and other income / (expense), gain on purchase of own debt and other share-based compensation charges), adjusted net income in Q4 2014 was $8.6m (Q4 2013: $11.1m).

Unadjusted basic earnings per ADS for Q4 2014 was $0.44. Using adjusted net income, basic earnings per ADS was $0.32. Fully diluted adjusted earnings per ADS was also $0.32.

Cash flow and net debt

Net cash inflow from operating activities was $16.0m in Q4 2014 compared to an inflow of $7.3m in Q4 2013. Cash inflow from working capital was $7.0m in Q4 2014 compared to an outflow of $5.5m in Q4 2013, this year-on-year swing of $12.5m reflecting significant improvements made by the Group in reducing working capital balances in the final quarter of the year.

Net cash used in investing activities was $7.3m in Q4 2014 compared to $13.3m in Q4 2013. Purchases of property, plant and equipment resulted in a cash outflow of $6.3m in Q4 2014 (Q4 2013: $10.1m). Purchases of intangible assets were $1.1m in Q4 2014 (Q4 2013: $2.3m). Net cash flow from investments in joint ventures in Q4 2014 was an inflow of $0.1m (Q4 2013: $1.0m outflow). There was a net cash inflow before financing of $8.7m in Q4 2014 compared to an outflow of $6.0m in Q4 2013, which was mainly the result of the working capital reductions noted above and lower capital expenditure.

Cash flows from financing activities for Q4 2014 were a net outflow of $9.1m compared to an outflow of $3.9m in Q4 2013. $1.7m of interest was paid to debt-holders (Q4 2013: $1.3m), and $2.7m of dividends were paid (Q4 2013: $2.7m) and in Q4 2014. $0.1m in interest was received (Q4 2013: $0.1m). In Q4 2014, a repayment was made of $4.7m on the revolving credit facilities (Q4 2013: $nil).

Total cash flow movements were a net outflow of $0.4m in Q4 2014 compared to a $9.9m outflow in Q4 2013. We had $14.6m of cash and cash equivalents as at December 31, 2014, compared to an equivalent figure of $28.4m as at December 31, 2013. As at December 31, 2014, net debt had increased to $106.8m from $35.4m as at December 31, 2013 mainly as a result of the draw down to fund the acquisition in July 2014.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 9

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND TWELVE- MONTH PERIODS ENDED DECEMBER 31, 2014 AND 2013 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	123.4	116.0	489.5	481.3
Cost of sales	(95.3)	(86.0)	(376.6)	(363.5)
Gross profit	28.1	30.0	112.9	117.8

Distribution costs	(1.8)	(1.8)	(8.1)	(6.5)
Administrative expenses	(15.6)	(13.2)	(59.7)	(52.2)
Share of results of joint venture	-	-	(0.3)	0.1

TRADING PROFIT	10.7	15.0	44.8	59.2
Restructuring and other expense	(2.5)	(1.8)	(3.9)	(2.7)

OPERATING PROFIT	8.2	13.2	40.9	56.5
Acquisitions and disposals	6.3	-	4.5	(0.1)
Finance income
Interest received	0.2	0.1	0.5	0.3
Finance costs
Interest costs	(1.8)	(1.7)	(6.6)	(6.2)
IAS 19R – retirement benefits finance charge	(0.7)	(1.1)	(2.7)	(3.8)
Unwind of discount on deferred consideration from acquisitions	-	-	(0.3)	-

PROFIT ON OPERATIONS BEFORE TAXATION	12.2	10.5	36.3	46.7
Tax expense	(0.4)	(1.7)	(7.1)	(12.6)

NET INCOME FOR THE PERIOD	11.8	8.8	29.2	34.1

Attributable to:
Equity shareholders	11.8	8.8	29.2	34.1

NET INCOME FOR THE PERIOD	11.8	8.8	29.2	34.1
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on contingent consideration from acquisitions	-	-	0.3	-
Acquisitions and disposals	(6.3)	-	(4.5)	0.1
Amortization on acquired intangibles	0.4	-	0.6	-
IAS 19R – retirement benefits finance charge	0.7	1.1	2.7	3.8
Restructuring and other expense	2.5	1.8	3.9	2.7
Other share based compensation charges	(0.1)	0.4	1.6	1.3
Tax thereon	(0.4)	(1.0)	(2.9)	(2.2)
ADJUSTED NET INCOME	8.6	11.1	30.9	39.8

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2014 AND 2013 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
	$M	$M	$M	$M
Net income for the period	11.8	8.8	29.2	34.1

Other comprehensive income movements:
Exchange differences on translation of foreign operations	(5.1)	1.8	(10.8)	3.1

Fair value movements in cash flow hedges	0.3	(0.7)	1.4	(0.8)
Transfers to income statement on cash flow hedges	(0.2)	0.8	0.1	-
Exchange differences on translation of hedging reserve	0.2	-	0.2	-
Deferred tax on cash flow hedges	(0.2)	(0.1)	(0.5)	0.1
Hedge accounting income adjustments	0.1	-	1.2	(0.7)

Total hedge accounting and translation of foreign operation movements	(5.0)	1.8	(9.6)	2.4

Remeasurement of defined benefit retirement plans	(10.3)	8.3	(35.4)	23.7
Deferred tax on retirement benefit changes	3.1	(2.0)	8.9	(9.1)
Retirement benefit changes	(7.2)	6.3	(26.5)	14.6

Total other comprehensive income movements for the period	(12.2)	8.1	(36.1)	17.0
Total comprehensive income for the period	(0.4)	16.9	(6.9)	51.1

Attributed to:

Equity shareholders	(0.4)	16.9	(6.9)	51.1

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 11

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2014 AND AUDITED DECEMBER 31, 2013

	December 31,	December 31,
	2014	2013
	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	143.8	137.9
Intangible assets	93.3	41.4
Investments	7.4	7.9
Deferred tax assets	19.2	15.8
	263.7	203.0
Current assets
Inventories	104.6	94.1
Trade and other receivables	73.6	68.6
Income tax receivable	2.1	2.0
Cash and short term deposits	14.6	28.4
	194.9	193.1
Assets classified as held for sale	1.2	-
TOTAL ASSETS	459.8	396.1
EQUITY AND LIABILITIES

Ordinary share capital	25.3	25.3
Deferred share capital	150.9	150.9
Share premium account	56.2	55.6
Retained earnings	308.8	317.3
Own shares held by ESOP	(0.4)	(0.5)
Other capital reserves	3.7	2.6
Hedging reserve	0.9	(0.3)
Translation reserve	(36.2)	(25.4)
Merger reserve	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity holders	175.4	191.7
Total equity	175.4	191.7

Non-current liabilities
Bank and other loans	121.4	63.8
Retirement benefits	90.9	67.6
Deferred tax liability	2.0	5.5
Contingent consideration	2.6	-
Provisions	2.1	2.2
	219.0	139.1
Current liabilities
Trade and other payables	62.8	63.2
Current income tax liabilities	0.5	0.3
Provisions	2.1	1.8
	65.4	65.3
Total liabilities	284.4	204.4

TOTAL EQUITY AND LIABILITIES	459.8	396.1

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 12

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2014 AND 2013 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	11.8	8.8	29.2	34.1
Adjustments to reconcile net income for the period to net cash from operating activities:
Income taxes	0.9	1.3	7.1	9.6
Deferred income taxes	(0.5)	0.4	-	3.0
Depreciation and amortization	4.9	4.1	18.1	15.8
Charges on retirement benefit obligations	-	1.7	-	1.7
Share based compensation charges	(0.1)	0.5	1.8	1.8
Loss on disposal of property, plant and equipment	0.3	0.3	0.3	0.3
Net interest costs	1.6	1.6	6.1	5.9
IAS 19 finance charge	0.7	1.1	2.7	3.8
Unwind of discount on contingent consideration from acquisitions	-	-	0.3	-
Acquisitions and disposals	(6.3)	-	(4.5)	0.1
Share of results of joint ventures	-	-	0.3	(0.1)
Changes in operating assets and liabilities:
Increase in assets classified as held for sale	-	-	(1.2)	-
Decrease/(increase) in receivables	3.7	2.6	(7.8)	5.7
Decrease /(increase) in inventories	8.7	(5.1)	(8.5)	(9.1)
Decrease in payables	(5.4)	(3.0)	(1.9)	(11.2)
Movement in retirement benefit obligations	(2.5)	(3.4)	(10.4)	(11.4)
Movement in provisions	-	(0.4)	-	(0.7)
Acquisitions and disposal costs paid	(0.1)	-	(1.6)	-
Income tax paid	(1.7)	(3.2)	(7.0)	(12.2)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	16.0	7.3	23.0	37.1
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(6.3)	(10.1)	(20.4)	(24.2)
Purchases of intangible assets	(1.1)	(2.3)	(1.9)	(2.3)
Receipts from sales of property, plant and equipment	-	0.1	-	0.1
Investment in Joint Venture – equity funding	-	-	-	(2.5)
Investment in Joint Venture – (advance payment) / repayment of debt funding	-	(1.0)	0.2	(4.5)
Interest income received from Joint Ventures	0.1	-	0.3	-
Net cash flow on purchase of businesses	-	-	(58.0)	-
NET CASH USED IN INVESTING ACTIVITIES	(7.3)	(13.3)	(79.8)	(33.4)
NET CASH FLOW BEFORE FINANCING	8.7	(6.0)	(56.8)	3.7
FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.5)	(0.3)	(1.3)	(0.9)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)	(4.0)	(4.0)
Interest paid on Loan Notes due 2021	(0.2)	-	(0.2)	-
Dividends paid	(2.7)	(2.7)	(10.8)	(10.8)
(Repayment) / Draw down on banking facilities	(4.7)	-	35.2	-
Issue of Loan Notes due 2021	-	-	25.0	-
Repayment of banking facilities and other loans	-	-	(0.3)	-
IPO share issue costs	-	-	-	(0.3)
Purchase of shares from ESOP	-	-	0.1	-
Proceeds from issue of shares	-	-	0.6	-
Other interest received	0.1	0.1	0.2	0.3
Amendment to banking facilities – financing costs	-	-	(1.5)	-
Issue of Loan Notes due 2021 – financing costs	(0.1)	-	(0.2)	-
NET CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES	(9.1)	(3.9)	42.8	(15.7)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(0.4)	(9.9)	(14.0)	(12.0)
Net decrease in cash and cash equivalents	(0.4)	(9.9)	(14.0)	(12.0)
Net foreign exchange differences	(0.4)	0.2	0.2	0.2
Cash and cash equivalents at beginning of period	15.4	38.1	28.4	40.2

Cash and cash equivalents at end of period	14.6	28.4	14.6	28.4

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 13

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before restructuring and other expense), and adjusted EBITDA, (defined as profit for the period before tax expense, finance income and costs, accounting charges relating to acquisitions and disposals of businesses, IAS 19 retirement benefits finance charges, restructuring and other income and expense, other share based compensation charges, amortization and depreciation and profit or loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended December 31, 2014				Three-month period ended December 31, 2013
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	65.0	58.5	-	123.5	64.1	52.2	-	116.3
Inter-segment sales	-	(0.1)	-	(0.1)	-	(0.3)	-	(0.3)
Sales to external customers	65.0	58.4	-	123.4	64.1	51.9	-	116.0
Result
Adjusted EBITDA	3.2	12.6	-	15.8	6.9	12.9	-	19.8
Other share based compensation charges	-	0.1	-	0.1	(0.2)	(0.2)	-	(0.4)
Loss on disposal of property, plant and equipment	(0.2)	(0.1)	-	(0.3)	(0.1)	(0.2)	-	(0.3)
Depreciation and amortization	(2.1)	(2.8)	-	(4.9)	(1.8)	(2.3)	-	(4.1)
Segment Result	0.9	9.8	-	10.7	4.8	10.2	-	15.0
Restructuring and other income (expense)	(0.5)	(2.0)	-	(2.5)	(1.2)	(0.5)	(0.1)	(1.8)
Operating profit	0.4	7.8	-	8.2	3.6	9.7	(0.1)	13.2
Acquisitions and disposals	1.5	4.8	-	6.3	-	-	-	-
Net interest costs	-	-	(1.6)	(1.6)	-	-	(1.6)	(1.6)
IAS 19 finance charge	-	-	(0.7)	(0.7)	-	-	(1.1)	(1.1)
Unwind of discount on contingent consideration from acquisitions	-	-	-	-	-	-	-	-
Profit before tax	1.9	12.6	(2.3)	12.2	3.6	9.7	(2.8)	10.5
Tax expense			(0.4)	(0.4)			(1.7)	(1.7)
Net income for the period				11.8				8.8
Other segment information
Segment assets	189.5	216.8	53.5	459.8	183.5	150.4	62.2	396.1
Segment liabilities	(33.0)	(25.1)	(226.3)	(284.4)	(35.0)	(22.3)	(147.1)	(204.4)
Net assets/(liabilities)	156.5	191.7	(172.8)	175.4	148.5	128.1	(84.9)	191.7
Capital expenditure: Property, plant and equipment	1.6	5.1	-	6.7	6.3	3.5	-	9.8
Capital expenditure: Intangible assets	0.7	0.4	-	1.1	0.3	2.0	-	2.3

	Twelve-month period ended December 31, 2014				Twelve-month period ended December 31, 2013
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	258.9	231.5	-	490.4	261.6	220.4	-	482.0
Inter-segment sales	-	(0.9)	-	(0.9)	-	(0.7)	-	(0.7)
Sales to external customers	258.9	230.6	-	489.5	261.6	219.7	-	481.3
Result
Adjusted EBITDA	14.7	50.1	-	64.8	26.8	49.8	-	76.6
Other share based compensation charges	(0.8)	(0.8)	-	(1.6)	(0.6)	(0.7)	-	(1.3)
Loss on disposal of property, plant and equipment	(0.2)	(0.1)	-	(0.3)	(0.1)	(0.2)	-	(0.3)
Depreciation and amortization	(7.8)	(10.3)	-	(18.1)	(7.1)	(8.7)	-	(15.8)
Segment Result	5.9	38.9	-	44.8	19.0	40.2	-	59.2
Restructuring and other expense	(1.1)	(2.6)	(0.2)	(3.9)	(1.5)	(0.7)	(0.5)	(2.7)
Operating profit	4.8	36.3	(0.2)	40.9	17.5	39.5	(0.5)	56.5
Acquisitions and disposals	1.2	3.3	-	4.5	(0.1)	-	-	(0.1)
Net interest costs	-	-	(6.1)	(6.1)	-	-	(5.9)	(5.9)
IAS 19 finance charge	-	-	(2.7)	(2.7)	-	-	(3.8)	(3.8)
Unwind of discount on contingent consideration from acquisitions	(0.1)	(0.2)	-	(0.3)	-	-	-	-
Profit before tax	5.9	39.4	(9.0)	36.3	17.4	39.5	(10.2)	46.7
Tax expense			(7.1)	(7.1)			(12.6)	(12.6)
Net income for the period				29.2				34.1
Other segment information
Segment assets	189.5	216.8	53.5	459.8	183.5	150.4	62.2	396.1
Segment liabilities	(33.0)	(25.1)	(226.3)	(284.4)	(35.0)	(22.3)	(147.1)	(204.4)
Net assets/(liabilities)	156.5	191.7	(172.8)	175.4	148.5	128.1	(84.9)	191.7
Capital expenditure: Property, plant and equipment	8.2	12.3	-	20.5	13.3	10.2	-	23.5
Capital expenditure: Intangible assets	1.0	0.9	-	1.9	0.3	2.0	-	2.3

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 14

2. Calculation of net debt

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
Net debt is represented by:	$M	$M	$M	$M
Non-current bank and other loans	(121.4)	(63.8)	(121.4)	(63.8)
Less:
Cash and short term deposits	14.6	28.4	14.6	28.4
Net debt at the end of the period	(106.8)	(35.4)	(106.8)	(35.4)

3. Other expense items

a)	Restructuring and other expense

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
	$M	$M	$M	$M
Charged to Operating profit:
Rationalization of operations	(0.5)	-	(1.7)	(0.5)
Environmental costs	(2.0)	-	(2.0)	-
I.P.O. related share based compensation charges	-	(0.1)	(0.2)	(0.5)
Charges on retirement benefit obligations	-	(1.7)	-	(1.7)
	(2.5)	(1.8)	(3.9)	(2.7)

b)	Acquisitions and disposals

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
	$M	$M	$M	$M
Charged to Non-operating profit:
Acquisition costs	-	-	(1.8)	(0.1)
Re-measurement of contingent consideration	6.3	-	6.3	-
	6.3	-	4.5	(0.1)

Rationalization of operations

For the three-month period ended December 31, 2014, $0.5 million of costs have been incurred in relation to rationalization costs in the Gas Cylinders Division (three-month period ended December 31, 2013: $nil). For the twelve-month period ended December 31, 2014, $1.1 million and $0.6 million of costs have been incurred in relation to rationalization costs in our Gas Cylinders Division and our Elektron Division, respectively (twelve-month period ended December 31, 2013: $0.3 million and $0.2 million, respectively).

Environmental costs

For the three-month and twelve-month periods ended December 31, 2014, $2.0 million of additional costs were incurred in relation to the remediation of an effluent pond contaminated with low-level radioactive material in our Elektron Division. Upon planned removal and safe disposal of normal effluent from one of our Elektron sites, an unusual contamination of sludge waste was discovered that did not relate to the current operations and most likely related to historical contamination of raw materials from over 15 years ago. The material was removed and safely disposed of in late 2014.

I.P.O.-related share-based compensation charges

For the three-month and twelve-month periods ended December 31, 2014, charges of $nil and $0.2 million, respectively, were recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012 (three-month and twelve-month periods ended December 31, 2013: $0.1 million and $0.5 million, respectively).

Charges on retirement benefit obligations

In the three-month period and twelve-month periods ended December 31, 2013, deferred members of the U.S. pension plans were offered the option of a lump sum in respect of their benefits in the plan. This partial settlement of the pension liabilities resulted in a non-cash charge to the income statement of $1.7 million.

Acquisition costs

For the twelve-month period ended December 31, 2014, $1.5 million of costs have been incurred in relation to the acquisitions of the assets and business of Truetech and Innotech Products (“Luxfer Magtech.”).

For the twelve-month period ended December 31, 2014, $0.3 million of costs have been incurred in relation to the acquisition of a small composite cylinder manufacturer and associated production assets in Utah.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 15

For the three-month and twelve-month periods ended December 31, 2014, a credit of $6.3 million has been recognized in the income statement in relation to the re-measurement of deferred contingent consideration arising from acquisitions. Of the $6.3 million, $4.8 million related to the Elektron Division and specifically to the acquisition of Luxfer Magtech Inc. where an element of deferred contingent consideration was no longer payable due to the acquired business narrowly failing to achieve a profit trigger as at 31 December, 2014. In addition $1.5 million related to the Gas Cylinders Division, being the acquisition of Luxfer Utah and a subsequent reassessment of the potential profitability of this acquisition in the light of our revised expectations for the demand of CNG systems following the recent fall in oil prices.

For the twelve-month period ended December 31, 2013, $0.1m of acquisition costs were incurred by the Gas Cylinders Division in relation to the fair value accounting for the acquisition of Dynetek Industries Limited.

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
	$M	$M	$M	$M
Net income for the period	11.8	8.8	29.2	34.1
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on contingent consideration from acquisitions	-	-	0.3	-
Acquisitions and disposals	(6.3)	-	(4.5)	0.1
Amortization on acquired intangibles	0.4	-	0.6	-
IAS 19 – retirement benefits finance charge	0.7	1.1	2.7	3.8
Restructuring and other expense	2.5	1.8	3.9	2.7
Other share based compensation charges	(0.1)	0.4	1.6	1.3
Tax thereon	(0.4)	(1.0)	(2.9)	(2.2)
Adjusted net income	8.6	11.1	30.9	39.8

Add back: Tax thereon	0.4	1.0	2.9	2.2
Tax expense	0.4	1.7	7.1	12.6
Interest costs (net)	1.6	1.6	6.1	5.9
Depreciation and amortization	4.9	4.1	18.1	15.8
Loss on disposal of property, plant and equipment	0.3	0.3	0.3	0.3
Less: amortization on acquired intangibles	(0.4)	-	(0.6)	-
Adjusted EBITDA	15.8	19.8	64.8	76.6

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group, by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 16

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £0.50 ordinary share for every 1 ADS traded, through American Depositary Receipts.

Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

Management believe the use of non-GAAP financial measures such as adjusted earnings per ADS more closely reflects the underlying earnings per ADS performance.

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	11.8	8.8	29.2	34.1
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on contingent consideration from acquisitions	-	-	0.3	-
Acquisitions and disposals	(6.3)	-	(4.5)	0.1
Amortization on acquired intangibles	0.4	-	0.6	-
IAS 19 – retirement benefits finance charge	0.7	1.1	2.7	3.8
Restructuring and other expense	2.5	1.8	3.9	2.7
Other share based compensation charges	(0.1)	0.4	1.6	1.3
Tax thereon	(0.4)	(1.0)	(2.9)	(2.2)
Adjusted earnings	8.6	11.1	30.9	39.8

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,953,239	26,814,576	26,889,330	26,814,154
Exercise of share options	660,221	1,262,796	846,463	1,232,248
For diluted earnings per share	27,613,460	28,077,372	27,735,793	28,046,402

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.32	$0.41	$1.15	$1.48
Unadjusted	$0.44	$0.33	$1.09	$1.27
Diluted
Adjusted	$0.32	$0.40	$1.11	$1.42
Unadjusted	$0.43	$0.31	$1.05	$1.22

Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 17

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at December 31, 2014.

The discount rate for the U.K. plan has decreased by 1.0% per annum from 4.5% at December 31, 2013, to 3.5% at December 31 2014. Long-term inflation expectations have decreased by 0.5% per annum from 3.4% at December 31, 2013 to 2.9% at December 31, 2014. The combined effect of the changes has been to increase the projected benefit obligation by approximately $42.3 million relative to that expected. There have also been slightly higher-than-expected returns on U.K. plan assets of $17.1 million, which, combined with the change in the projected benefit obligation and the net charges/contributions and translation impact of a positive $9.7 million, has led to the deficit on the U.K. plan increasing by $15.5 million.

In the United States, the discount rate has decreased by 0.8% from 4.9% at December 31, 2013 to 4.1% at December 31, 2014. Along with adoption of mortality assumptions in line with the new mortality tables published by the Society of Actuaries, this has increased the projected benefit obligation by approximately $10.0 million relative to that expected. There were worse-than-expected returns on U.S. plan assets of $0.1 million, which, combined with the change in the projected benefit obligation and the net charges/contributions of the scheme of a positive $2.2 million, has led to the deficit on the U.S. plan increasing by approximately $7.9 million.

The movement in the pension liability is shown below:

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
	$M	$M	$M	$M
Opening balance	85.5	74.9	67.6	96.7
Charged to the Income Statement	2.1	2.5	9.3	10.2
Cash contributions	(3.9)	(4.8)	(17.0)	(17.8)
Charged / (Credited) to the Statement of Comprehensive Income	10.3	(8.3)	35.4	(23.7)
Settlement charge	-	1.7	-	1.7
Exchange adjustments	(3.1)	1.6	(4.4)	0.5
Closing balance	90.9	67.6	90.9	67.6

7. Dividends paid and proposed

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 6, 2013 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid May 8, 2013 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid August 7, 2013 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid November 6, 2013 ($0.10 per ordinary share)	-	2.7	-	2.7
Interim dividend paid February 5, 2014 ($0.10 per ordinary share)	-	-	2.7	-
Interim dividend paid May 7, 2014 ($0.10 per ordinary share)	-	-	2.7	-
Interim dividend paid August 6, 2014 ($0.10 per ordinary share)	-	-	2.7	-
Interim dividend paid November 5, 2014 ($0.10 per ordinary share)	2.7	-	2.7
	2.7	2.7	10.8	10.8

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2014	2013	2014	2013
	$M	$M	$M	$M
Dividends proposed after December 31
(not recognized as a liability as at December 31):
Interim dividend paid February 5, 2014 ($0.10 per ordinary share)	-	2.7	-	2.7
Interim dividend proposed and payable February 4, 2015	2.7	-	2.7	-
($0.10 per ordinary share)
	2.7	2.7	2.7	2.7

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 18

8. Share based compensation

Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (“LTIP”) and Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan (“Director EIP”)

On March 21, 2014, 201,870 Restricted Stock Units and Options over ADSs were granted under the LTIP, following the Annual General Meeting on May 29, 2014, 12,517 Restricted Stock Units and Options over ADSs were granted under the Director EIP. The total fair value of the awards amounts to $1.6 million, of which $0.7 million has been charged in the year ended December 31, 2014. A further $1.1m of charges has been incurred during the year in relation to other share based compensation schemes, included grants made in previous years.

9. Acquisitions

On March 21, 2014 the Group acquired a business specializing in the design and manufacture of composite cylinders and the associated production assets in Utah, acquiring 100% of the voting rights of the two legal entities that make up the business, Vexxel Composites LLC and Hypercomp Engineering Inc (“Luxfer Utah”). This provides our North American Gas Cylinders business with a facility purpose-built for the design and manufacture of Type 4 (polymer-lined) composite cylinder products, which are being targeted initially at the class 8 heavy-duty truck market, where an increasing rate of conversion from diesel to CNG has been occurring. We are continuing to develop further larger-diameter Type 4 cylinders for growing alternative fuel markets to complement our existing lightweight range of Type 3 (aluminum-lined) cylinder products and systems.

On July 29, 2014, the Group closed the acquisition of the trade and assets of two related businesses: Truetech Inc. and Innotech Products Limited (“Luxfer Magtech”). The acquired businesses produce magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; seawater desalinization kits, chemical agent detection kits; and chemical decontamination equipment. Truetech operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. The acquired businesses have been combined within Luxfer Magtech Inc, a new wholly-owned subsidiary of Luxfer Group, and operate as part of the Group’s specialty materials Elektron Division. On closing, an initial consideration of $59.3 million was paid, and with the acquired businesses having $4 million of cash, the net cash cost was $55.3 million.

Provisional assessment of assets acquired and liabilities

	Luxfer	Luxfer	Total
	Utah	Magtech	Group
	$M	$M	$M
Property, plant and equipment	1.1	7.2	8.3
Intangible assets	0.6	21.6	22.2
Cash and short term deposits	0.1	4.0	4.1
Inventories	-	6.5	6.5
Trade and other receivables	0.4	1.5	1.9
Total assets	2.2	40.8	43.0
Trade and other payables	(0.9)	(2.8)	(3.7)
Provisions	-	(0.2)	(0.2)
Bank and other loans	(0.3)	-	(0.3)
Total liabilities	(1.2)	(3.0)	(4.2)
Net assets acquired	1.0	37.8	38.8

Provisional identifiable net assets at fair value	1.0	37.8	38.8

Goodwill arising on acquisition	4.1	27.8	31.9

Gross purchase consideration	5.1	65.6	70.7

Represented by:
Amounts paid	2.8	59.3	62.1
Contingent consideration liability	2.3	6.3	8.6
	5.1	65.6	70.7

The table above represents the initial assessment of the fair values of the assets acquired of the businesses at the date of initial acquisition, which will be finalized during 2015.

Goodwill includes the fair value of the expertise of the acquired workforce following the business combination and also the synergies that are expected to arise.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY 19

9. Acquisitions (continued)

The contingent consideration for Luxfer Utah is linked into the future profitability of the company, and substantially all of it will be payable at March 31, 2017. The contingent consideration is shown in the balance sheet as at December 31, 2014, at $1.0 million, following a remeasurement of contingent consideration at the year-end based upon the estimated future cashflows and the weighted probability of those cashflows being achieved, resulting in a credit to the income statement of $1.5 million, net of an unwind of discount on contingent consideration of $0.2 million. The potential undiscounted future payment has been estimated at $1.3 million.

The contingent consideration for Luxfer Magtech is linked into the future profitability of the company and will be payable annually from 2015 to 2020. The contingent consideration is shown in the balance sheet as at December 31, 2014, at $1.6 million, following a remeasurement of contingent consideration at the year-end based upon the estimated future cashflows and the weighted probability of those cashflows being achieved, resulting in a credit to the income statement of $4.8 million, net of an unwind of discount on contingent consideration of $0.1 million. The potential undiscounted future payment has been estimated at $2.3 million.

	December 31, 2014
	Luxfer	Luxfer	Total
	Utah	Magtech	Group
	$M	$M	$M
Acquisition costs:
Transaction costs	0.3	1.5	1.8
	0.3	1.5	1.8

	December 31, 2014
	Luxfer	Luxfer	Total
	Utah	Magtech	Group
	$M	$M	$M
Net cashflow on purchase of business:
Included in net cashflows from investing activities:
Amounts paid	2.8	59.3	62.1
Cash acquired	(0.1)	(4.0)	(4.1)
	2.7	55.3	58.0
Included in net cashflows from operating activities:
Acquisition costs	0.3	1.5	1.8
Less: accrued acquisition costs	-	(0.2)	(0.2)
	0.3	1.3	1.6

Transaction costs for acquisitions were $1.8 million of which $1.6 million is included in cashflows from operating activities with the remainder provided for on the balance sheet and are expected to be paid in 2015.

The post-acquisition contribution to revenue and profit before tax for acquisitions was $17.0 million revenue and a profit of $1.7 million. Had the acquisitions occurred at the beginning of the year, the contribution to revenue and profit before tax is estimated to have been $37.5 million revenue and a profit of $5.3 million.

10. Amendment to banking facilities

On March 25, 2014, the Group amended its banking facilities. The new arrangements provide an expanded $150 million of committed revolving credit facilities, at slightly lower costs to previous terms, and also provide up to an additional $50 million via a standby accordion facility. The current facilities were due to mature in early May 2015, but the amended facilities have been extended to the end of April 2019. The cost of extending these facilities was an additional $1.3 million commitment fee plus legal costs of $0.2 million.

11. Loan notes due 2021 and shelf facility

On September 18, 2014, the Group issued through the Prudential Insurance Company of America (“PRICOA”) loan notes for a sum of $25m to investment funds managed by PRICOA. The loan notes carry a fixed interest rate of 3.67% and are repayable in 2021. The new arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with PRICOA. The cost associated with the new arrangement was an additional $0.2 million of legal costs with no arrangement fees payable. The loan notes and the shelf facility are unsecured but subject to the same group guarantees as the rest of our debt facilities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: March 11, 2015

By:  /s/ Linda Seddon

Linda Seddon

Authorized Signatory for and on behalf

of Luxfer Holdings PLC